April 6, 2011

Filed Via Edgar and Facsimile: (202/772-9204)

Ms. Lauren Nguyen

Attorney-Advisor

Division of Corporation Finance

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:	Lockheed Martin Corporation
Registration Statement on Form S-4
Filed February 25, 2011
File No. 333-172431
Form 10-K for Fiscal Year Ended December 31, 2010
File No. 001-11437

Dear Ms. Nguyen:

This letter responds to the comments of the Staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission on Lockheed Martin Corporation’s (herein referred to as “we” or the “Company”) Registration Statement on Form S-4 and Form 10-K for the fiscal year ended December 31, 2010, communicated in your letter dated March 24, 2011. For convenience of reference, we have repeated your comments followed by our response. Where indicated below, we have included changes to the disclosure in Pre-Effective Amendment No. 1 to the Form S-4, which we are filing contemporaneously with this response letter. We also have provided under separate cover the supplemental materials that we refer to in this response letter.

Form S-4

General

1.	We note that you are registering the 5.72% Notes due 2040, Series B in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Sherman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Sherman & Sterling no-action letters.

We have provided this letter to you supplementally under separate cover.

Ms. Lauren Nguyen

United States Securities and Exchange Commission

April 6, 2011

2.	On the outside back cover page of the prospectus, advise dealers of their prospectus delivery obligations. Please refer to Item 502(b) of Regulation S-K.

We respectfully submit that, pursuant to Rule 174(b) of the Securities Act, dealers (other than dealers acting as underwriters) are not required to deliver a prospectus, because we are subject to the reporting requirements of Section 13 of the Securities Exchange Act of 1934. Accordingly, we have not included the legend contemplated by Item 502(d) of Regulation S-K.

3.	Please confirm to us that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

We confirm that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a), and that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Prospectus

Consequences of Exchanging Your Old Notes, page 4

4.	Please revise to remove references to interpretations of the staff of the Commission. Also revise throughout the prospectus accordingly.

We have deleted the references from Pre-Effective Amendment No. 1 to the Form S-4, except certain references on pages 3, 4, 16 and 17 of the prospectus. The references to interpretations of the Staff on pages 3 and 17 of the prospectus are made in the context of explaining the contractual provisions of the registration rights agreement whereby we would be obligated to file a shelf registration statement with the U.S. Securities and Exchange Commission covering the resale of the notes described in the prospectus. The references that were retained on pages 4 and 16 are specifically contemplated by the Morgan Stanley & Co., Inc. no-action letter referenced in your comment number 1.

Forward Looking Information, page 8

5.	The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

We have deleted the reference from Pre-Effective Amendment No. 1 to the Form S-4.

Ms. Lauren Nguyen

United States Securities and Exchange Commission

April 6, 2011

Expiration Date; Extensions; Amendments, page 11

6.	We note your reservation of the right to amend the terms of the offer. Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

We have revised this information in Pre-Effective Amendment No. 1 to the Form S-4.

7.	Please revise to state that a press release announcing any extension, amendment or termination of the exchange offer will disclose the number of securities tendered as of the date of such notice.

We have added this information to Pre-Effective Amendment No. 1 to the Form S-4.

Settlement Date, page 11

8.	We note the disclosure indicating that you will deliver the new notes on “the second business day following the expiration date of the exchange offer or as soon as practicable thereafter.” Rule 14e-1(c) requires that you exchange the notes or return the old notes “promptly” upon expiration or termination of the offer, as applicable. Please revise here and throughout the document, as necessary.

We have revised the prospectus in Pre-Effective Amendment No. 1 to the Form S-4.

Conditions of the Exchange Offer, page 11

9.	Please briefly describe how you will determine when old notes have been “properly tendered.”

We have inserted cross references to the sections of the prospectus describing the requirements for properly tendering old notes.

10.	We note your disclosure that if a waiver constitutes a material change to the exchange offer, you will promptly disclose the waiver and “will extend the exchange offer for a period of time that (you) will determine.” Please revise to clarify that in connection with any waiver that constitutes a material change to the exchange offer, you will require at least five business days remain following notice of the material change.

We have revised this information in Pre-Effective Amendment No. 1 to the Form S-4.

If the new notes or unexchanged old notes are to be delivered, page 14

11.	We note your disclosure that you “reserve the right to waive, in (your) absolute discretion, any defects, irregularities or conditions of tender as to particular old

Ms. Lauren Nguyen

United States Securities and Exchange Commission

April 6, 2011

notes, whether or not waived in the case of other old notes.” Please revise to clarify under what circumstances you would treat note holders differently.

We have revised this disclosure to provide that, to the extent we waive a condition to tender with respect to one holder of old notes, we will waive the same condition for all other holders as well.

Book-Entry Debt Securities, page 25

12.	Please revise to remove the disclaimer of responsibility in the fifth paragraph on page 25.

We have removed the disclaimer from Pre-Effective Amendment No. 1 to the Form S-4.

U.S. Federal Income Tax Considerations, page 30

13.	Please revise this section to state that investors are encouraged to consult their own tax advisors, rather than stating that they should consult their tax advisors.

We have revised this information in Pre-Effective Amendment No. 1 to the Form S-4.

Part II

Signatures, page II-3

14.	Please revise the language in this section to conform to the language provided in Form S-4.

We have revised the signature page in Pre-Effective Amendment No. 1 to the Form S-4.

Exhibit 5.1

15.	Please have counsel confirm that it will refile the opinion dated the date of effectiveness.

We respectfully note for the Staff that the opinion of counsel contained in Exhibit 5.1 to the Form S-4, though dated as of the date of filing, is expressed “following . . . the effectiveness of the Registration Statement.” We are advised by counsel that the Staff has found this form of opinion to be acceptable in other contexts.

Ms. Lauren Nguyen

United States Securities and Exchange Commission

April 6, 2011

Exhibit 99.1, Letter of Transmittal

16.	Please revise your letter of transmittal to clarify that if your exchange offer is amended in a manner determined by you to constitute a material change, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

We have revised this information in Pre-Effective Amendment No. 1 to the Form S-4 and re-filed as Exhibit 99.1 to the
Form S-4.

Form 10-K for the Fiscal Year Ended December 31, 2010

Management’s Discussion and Analysis, page 23

Results of operations, page 27

17.	Please revise to discuss and analyze cost of sales separately for both cost of product sales and cost of service sales.

18.	Please describe for us the significant categories of costs that comprise cost of product sales and cost of service sales.

We respectfully submit that the results of operations discussion in the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) section of our 2010 Form 10-K meets the requirements in Item 303 of
Regulation S-K. We have designed our disclosures to reflect how management views and evaluates the business, in a manner consistent with FR 72, Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, which we considered in conjunction with the provisions of Item 303 of Regulation S-K.

We continually review our MD&A to enhance the quality and clarity of the disclosures. We will seek to enhance our disclosures in future filings, beginning with our first quarter 2011 Form 10-Q, and will take the Staff’s comments into account.

Discussion of Business Segments, page 29

19.	Please revise to quantify factors to which changes in results are attributed.

20.	You attribute certain changes in results to performance adjustments. Please quantify these factors individually when listed and in the aggregated for your consolidated results.

21.	Please revise to analyze the underlying reasons for change. For example, explain why performance adjustments occurred.

Ms. Lauren Nguyen

United States Securities and Exchange Commission

April 6, 2011

We respectfully submit that the discussion of business segments in the MD&A section of our 2010 Form 10-K meets the requirements in Item 303 of Regulation S-K. We have designed our disclosures to reflect how management views and evaluates the business, in a manner consistent with FR 72, which we considered in conjunction with the provisions of Item 303 of Regulation S-K.

We continually review our MD&A to enhance the quality and clarity of the disclosures. We will seek to enhance our disclosures in future filings, beginning with our first quarter 2011 Form 10-Q, and will take the Staff’s comments into account.

Notes to Consolidated Financial Statements, page 55

Note 1. Significant Accounting Policies, page 55

Sales and Earnings, page 56

22.	We note that you include amounts representing claims in contract value when they can be reliably estimated and realization is probable. Please explain to us how you evaluate whether realization is probable. Please also tell us, and revise to disclose, the amount of claims recognized in revenue, if material.

We recognize amounts for claims in contract value when the criteria set forth in paragraphs 605-35-25-31(a)-(d) of ASC Subtopic 605-35, Revenue Recognition – Construction-Type and Production-Type Contracts have been met. The amount of claims (recognized pursuant to this criteria) included in net sales was less than $10 million in each of 2010, 2009, and 2008.

When we assess a claim for inclusion in contract value, we consider a number of factors when evaluating the probability of realizing a claim, including but not limited to an evaluation of the contract provisions supporting the claim, an assessment of our legal entitlement to recovery of the increase in costs incurred, a review of the documentation supporting the additional costs incurred and the customer’s change in contract requirements.

Note 2. Discontinued Operations, page 58

23.	We note that as a result of your decision to sell PAE, you recorded a $182 million deferred tax asset which reflects Federal and state tax benefits you expect to realize on the sale because your tax basis is higher than your book basis. We also note that after recording a $109 million impairment charge to reduce the carrying value of PAE to the expected net proceeds from the transaction, that your net gain was $73 million in 2010. Please explain to us the basis for your accounting for the $182 million deferred tax asset. Please specifically address why this deferred tax asset was not previously recognized and why it was recognized upon classification of PAE as an asset held for sale, rather than upon realization at the time of sale. Please site authoritative literature you relied on.

Ms. Lauren Nguyen

United States Securities and Exchange Commission

April 6, 2011

We recognized a deferred tax asset in 2010 when PAE met the requirements of paragraph 205-20-45-1 of ASC Subtopic 205-20, Presentation of Financial Statements—Discontinued Operations, for measurement and display as a discontinued operation. We believe this accounting is in accordance with the guidance in paragraphs 740-30-25-9 and 740-30-25-10 of ASC Topic 740, Income Taxes, which states (emphasis added):

“A deferred tax asset shall be recognized for an excess of the tax basis over the amount for financial reporting of an investment in a subsidiary or corporate joint venture that is essentially permanent in duration only if it is apparent that the temporary difference will reverse in the foreseeable future.”

“For example, if an entity decides to sell a subsidiary that meets the requirements of paragraph 205-20-45-1 for measurement and display as a discontinued operation and the parent entity’s tax basis in the stock of the subsidiary (outside tax basis) exceeds the financial reporting amount of the investment in the subsidiary, the decision to sell the subsidiary makes it apparent that the deductible temporary difference will reverse in the foreseeable future. Assuming in this example that it is more likely than not that the deferred tax asset will be realized, the tax benefit for the excess of outside tax basis over financial reporting basis shall be recognized when it is apparent that the temporary difference will reverse in the foreseeable future.”

We did not previously recognize the temporary difference as a deferred tax asset because our tax basis is in the stock of PAE and was essentially permanent in duration. The reversal of the temporary difference only became apparent at the time we decided to sell PAE and it qualified for measurement and display as a discontinued operation. As a result, and because we determined that the deferred tax asset was more likely than not to be realized, we recognized a deferred tax asset concurrent with our decision to sell PAE rather than upon realization at the time of sale.

Note 5. Information on Business Segments, page 61

24.	Please provide the disclosures required by ASC 280-10-50-40. It appears that you should be separately quantifying revenue attributable to the major products for each business segment. Provide us the disclosure that would have been included in the 2010 Form 10-K.

Our four business segments are organized based on similar products. For example, our Aeronautics business segment produces advanced military aircraft such the F-35 Lightning II and the F-22 Raptor fighter aircraft. Since we organize our segments in this manner, we believe paragraph 280-10-50-38 of ASC Topic 280, Segment Reporting, only requires us to provide additional entity-wide disclosures regarding geographic operations and major customers. Accordingly, our footnote disclosures include information regarding geographic operations and major customers consistent with paragraphs 280-10-50-41 and 280-10-50-42.

Ms. Lauren Nguyen

United States Securities and Exchange Commission

April 6, 2011

Note 14. Legal Proceedings, Commitments, and Contingencies, page 78

25.	While you state that you believe that probability is remote that the outcome of various contingencies will have a material adverse effect on the corporation as a whole, you have not specifically stated your conclusion as to the likelihood of a loss contingency with respect to each of the matters disclosed. Therefore, your disclosure is not clear whether you believe the likelihood of an adverse outcome is other than remote, nor is it clear how material, or potentially material, each of these matters is, or could be, to you. Please revise to specifically state your conclusions as to the likelihood of a loss contingency with respect to each of the matters disclosed.

We believe that the resolution of existing legal proceedings, including the six matters described in the footnote, will not have a material adverse effect on the Corporation as a whole. That was the intent of the disclosure in the second sentence to Note 14, which states in part that: “We believe the probability is remote that the outcome of these matters will have a material adverse effect on the Corporation as a whole…” We believe this statement clearly refers to each of the matters described and addresses the question of materiality. However, in future filings, we will revise the disclosure to note that the statement applies to each of the matters described, or include a conclusion for each matter.

For matters where you judge the likelihood of loss to be reasonably possible or probable but for which you believe the amount of loss cannot be reasonably estimated, you should explicitly state your conclusion that the loss cannot be reasonably estimated.

Even though we believe that the resolution of legal proceedings will not have a material adverse effect on the Corporation as a whole, in an effort to be transparent, we have provided disclosure regarding our six most significant matters. We respectfully submit that we have included the requested disclosure in both the initial paragraph to Note 14, as well as in the six most significant matters described in the footnote. In the initial paragraph of our disclosure, we state: “Unless otherwise indicated, a range of loss associated with any individual legal proceeding set forth below reasonably cannot be estimated.” In three of the six matters, we also state: “The complaint does not allege a specific calculation of damages, and we cannot reasonably estimate the possible loss, or range of loss, which could be incurred if the plaintiff were to prevail in the allegations, but believe that we have substantial defenses.”

In the remaining three matters described, we are not able to reasonably estimate the range of loss for all aspects of the claim, but have tried to provide as much information about the damages being sought as currently available to us to assist readers in understanding the effect each matter may have on the Corporation based on the amounts that we are able to determine. For example, in the U.K. MoD matter, we note: “The MoD has demanded repayment of amounts paid under the contract (which we detail in the prior sentence), liquidated damages of UK £2

Ms. Lauren Nguyen

United States Securities and Exchange Commission

April 6, 2011

million, interest on those amounts, and has reserved the right to collect any excess future re-procurement costs.” We cannot reasonably estimate the potential re-procurement costs.

When a loss is probable and the reasonable estimate of the loss is a range, the best estimate within the range should be accrued. If no amount within the range appears to be a better estimate than any other amount within the range, the minimum amount in the range should be accrued. Where losses are accrued and arose from a range, you should disclose whether the accrual was the best estimate within a range or the low end of the range and the range of reasonably possible losses. Please provide us with a copy of your intended revised disclosure.

We follow the accounting prescribed by ASC Subtopic 450-20, Contingencies – Loss Contingencies, which you summarize above. We have not provided disclosures regarding accrued contingencies for legal proceedings as the amounts accrued are not material. In addition, as noted above, we believe that the resolution of legal proceedings will not have a material adverse effect on the Corporation. We do disclose estimated environmental liabilities, given the materiality of these contingencies, as you reference in the following comment.

Environmental Matters, page 79

26.	We note that you have recorded assets totaling $810 million at December 31, 2010 for the estimated future recovery of environmental liabilities for which you consider recovery probable based on government contracting regulations and your history of receiving reimbursement for such costs. Please explain to us the basis in the accounting literature for your recognition of the amounts.

We recognized the environmental asset in accordance with the guidance in paragraph 410-30-35-8 of ASC Subtopic 410-30, Asset Retirement and Environmental Obligations—Environmental Obligations, which states (emphasis added):

“Potential recoveries of amounts expended for environmental remediation are distinguishable from the allocation of costs subject to joint and several liability, which is discussed in paragraphs 410-30-30-1 through 30-7. Potential recoveries may be claimed from a number of different parties or sources, including insurers, potentially responsible parties other than participating potentially responsible parties (see paragraph 410-30-30-2), and governmental or third-party funds. The amount of an environmental remediation liability should be determined independently from any potential claim for recovery, and an asset relating to the recovery shall be recognized only when realization of the claim for recovery is deemed probable.”

As we have concluded that most of our environmental liability is probable of future recovery based on government contracting regulations and our history of receiving reimbursement for such costs, we recorded an asset for the probable amount, which we believe is consistent with the guidance above.

Ms. Lauren Nguyen

United States Securities and Exchange Commission

April 6, 2011

Item 15. Exhibits and Financial Statement Schedules, page 86

27.	In your future filings, please file a list of your subsidiaries as an exhibit to your Form 10-K. Refer to Item 601(b)(21) of Regulation S-K.

We will provide a list of subsidiaries as an exhibit to the Form 10-K in future filings in accordance with Item 601(b)(21) of Regulation S-K.

Signatures, page 90

28.	In your future filings, please also have your principal accounting officer or controller sign your Form 10-K in his or her individual capacity. Refer to General Instruction D to Form 10-K.

We will add an additional signature block for the Controller (principal accounting officer) to sign in his or her individual capacity in future filings.

Exhibits 31.1 and 31.2

29.	We note the identification of the certifying individual at the beginning of each certification required by Item 601(b)(31) of Regulation S-K also includes the title of each certifying individual. In future filings, the identification of the certifying individual at the beginning of each certification should be revised so as not to include such individual’s title.

We will delete the title of the certifying individual at the beginning of each certification in future filings.

Definitive Proxy Statement on Schedule 14A

Election of Directors, page 70

30.	In your future filings, please discuss specific experience, qualifications, attributes or skills of your directors. Refer to Item 401(e) of Regulation S-K.

We respectfully submit that we have provided biographical information for each director on pages 70 through 72 of the proxy statement, as well as a relevant discussion on pages 12 through 14. We believe that this information is responsive to Item 401(e) of Regulation S-K, and accordingly will provide disclosure consistent with this in our future filings.

* * * * *

As requested, in connection with providing responses to the comments, Lockheed Martin hereby acknowledges that:

Ms. Lauren Nguyen

United States Securities and Exchange Commission

April 6, 2011

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

If you have any questions or further comments, please contact the undersigned at (301) 897-6177, or in reference to accounting questions or comments, please contact Christopher J. Gregoire, Vice President & Controller, at (301) 897-6764.

Sincerely,

/s/ David A. Dedman
Vice President & Associate General Counsel

cc:	Mr. Patrick Kuhn
Mr. Lyn Shenk
Ms. Tonya Bryan